SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        For the month of: September 2002

                             World Heart Corporation
                        ---------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                       ---------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                       ---------------------------------
                         (Jurisdiction of organization)

                   1 Laser Street, Ottawa, Ontario K2E 7V1
                  --------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                              Form 20-F X    Form 40-F
                                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No X
                                    ---       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
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

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated September 18, 2002, in connection with its receipt of a bid price deficiency notice from Nasdaq.




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

News Release

FOR IMMEDIATE RELEASE

     WorldHeart Receives Notice of NASDAQ Deficiency

OTTAWA, Ont. - September 18, 2002 (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) has received a letter from NASDAQ Staff informing the company that it is not in compliance with NASDAQ Marketplace rule 4450(b)(4), its common shares having remained below a U.S. $3.00 bid price throughout the 90-day grace period provided under NASDAQ Marketplace Rule 4450(e)(2).

The letter invited the company to submit a definitive plan evidencing ability to regain compliance. That plan has been submitted. The bid deficiency and the company's plan to regain compliance will be considered by the NASDAQ Listings Qualifications Panel in its decision respecting continued listing of the company's common shares.

WorldHeart's common shares trade on the Toronto Stock Exchange (TSX) under the symbol WHT and the Company continues to meet all of the listing requirements of the TSX.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

For more information, please contact:
------------------------------------

Financial and Investor Community
Mr. Ian W. Malone
Vice-President, Finance and Chief Financial Officer
Phone: (613) 226- 4278 ext: 2300
Ian.malone@worldheart.com
-------------------------


Media Contact
Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995, or
(510) 563-4995
michelle.banning@worldheart.com
-------------------------------




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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             World Heart Corporation


Date: September 18, 2002                By:  /s/ Ian Malone
                                           --------------------
                                           Name:   Ian Malone
                                           Title:  Vice President Finance and
                                                   Chief Financial Officer






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